Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-122620

                        WIRELESS AGE COMMUNICATIONS, INC.

                         PROSPECTUS SUPPLEMENT NUMBER 3
                     (To Prospectus dated December 27, 2005)

                                February 7, 2006

On February 3, 2006, Wireless Age Communications, Inc. (the "Company") announced that it intends to record a write down of the carrying value of intangible assets and/or goodwill at December 31, 2005.

After reviewing the carrying value of goodwill and certain intangible assets during the annual budgeting and strategic planning process management, with the concurrence of the audit committee and board of directors felt that an adjustment to carrying value was prudent. Despite a successful year the impairment loss is expected to create a loss larger than fiscal 2004.

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